November 2, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Rufus Decker, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:

Green Plains Renewable Energy, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended June 30, 2009

File No. 1-32924

Ladies and Gentlemen:

We are in receipt of your letter dated October 19, 2009 which sets forth additional comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding Green Plains Renewable Energy, Inc.’s (“Green Plains”) Form 10-K for the fiscal period ended December 31, 2008 and Form 10-Q for the period ended June 30, 2009. Per our discussion, we are accumulating information to prepare our written response. This letter is to confirm that Green Plains plans to respond to the Staff’s comments by November 13, 2009.

Please contact me by phone if any questions or comments arise at 402-315-1603.

Sincerely,

/s/ Jerry L. Peters

Jerry L. Peters

Chief Financial Officer